Exhibit 99.1

STAPLES PROPOSES TO ACQUIRE THE ODP CORPORATION’S CONSUMER BUSINESS

FRAMINGHAM, MA— June 4, 2021 —USR Parent, Inc. (“Staples”) today said it had sent a letter to the Board of Directors of The ODP Corporation (NASDAQ: ODP) outlining a $1.0 billion or $18.27 per share proposal to acquire The ODP Corporation’s consumer business, including the Office Depot and OfficeMax retail stores business, the Company’s direct channel business (officedepot.com), and the Office Depot and OfficeMax intellectual property, including all brand names.

The letter has been filed and the full content is published below:

USR Parent, Inc.

500 Staples Drive

Framingham, MA 01702

June 4, 2021

Board of Directors

The ODP Corporation

6600 North Military Trail

Boca Raton, FL 33496

Ladies and Gentlemen:

USR Parent, Inc. (“Staples”) proposes to acquire the consumer business of The ODP Corporation (together with its subsidiaries, the “Company”), including the Office Depot and OfficeMax retail stores business, the Company’s direct channel business (officedepot.com), and the Office Depot and OfficeMax intellectual property, including all brand names (the “Consumer Business”, which we believe is substantially similar to the “remaining business” in the Company’s previously announced spinoff plan) for a cash purchase price of $1.0 billion, or approximately $18.27 for each outstanding share of the Company’s common stock.

Our proposal is a compelling value proposition for the Company’s shareholders, as the cash consideration of approximately $18.27 per common share represents approximately 43% of the 30 day average closing share price for the Company of $43.21 as of June 2, 2021.

Staples’ proposal also provides the Company with substantial certainty that the parties will be able to consummate the proposed transaction. Staples intends to provide the Company with customary equity and debt financing commitment letters sufficient to provide all required funding for the transaction, and Staples’ obligation to complete the transaction will not be conditioned on the receipt of financing.

Moreover, as you know, in November 2020, Staples filed for the necessary governmental antitrust approvals to acquire the Company, and has made substantial progress responding to the governmental data and document requests issued in connection therewith. With the Company’s full cooperation, we are confident that the parties will be able to expeditiously obtain the necessary antitrust approvals for the proposed acquisition of the Consumer Business.

Our Term Sheet for the proposed transaction (attached hereto) sets forth additional detail with respect to the material terms and conditions of our proposal.

We believe our proposal represents a compelling opportunity for the Company and its shareholders. We look forward to working with the Company to negotiate and sign the necessary definitive agreements for the proposed transaction, and to proceed to closing the transaction as soon as practicable.

We remind you of our intention to commence a tender offer for all of the outstanding common shares of the Company unless our negotiations for a consensual alternative transaction as proposed herein are successful, and we reserve all rights in connection therewith.

We look forward to discussing our proposal with you. If you have any questions about our proposal, please contact our financial advisor, Marco Valla, of Barclays.

Sincerely,

USR Parent, Inc.

By:	/s/ Stefan Kaluzny
Stefan Kaluzny
On behalf of USR Parent Inc.’s Board of Directors

Exhibit

THE ODP CORPORATION - TERM SHEET

The following outlines the material terms of the proposed acquisition of the consumer business of The ODP Corporation by USR Parent, Inc., which transaction is subject in all respects to negotiations between the parties, and will not be binding upon either party unless and until mutually agreeable definitive documentation is executed and delivered.

Acquired Business:	USR Parent, Inc. and/or one or more of its affiliates (“Staples”) will acquire (the “Transaction”) from The ODP Corporation (together with its subsidiaries, the “Company”) all assets primarily related to (including owned and leased real estate), and all liabilities to the extent related to, the Company’s consumer business, including the Office Depot and OfficeMax retail stores business, the Company’s direct channel business (officedepot.com), and the Office Depot and OfficeMax intellectual property, including all brand names (referred to herein as the “Consumer Business”, and which we believe is substantially similar to the “remaining business” in the Company’s previously announced spinoff plan).

Retained Business:	The Company will retain all assets and liabilities other than those that are part of the Consumer Business, including, without limitation, the Company’s Business Solutions Division contract business (including Grand & Toy and the Federation), CompuCom, the Company’s B2B digital platform technology business (including BuyerQuest), real estate not primarily related to the Consumer Business (including the Company’s headquarters), and the Company’s global sourcing office and its other sourcing, supply chain and logistics assets (collectively, the “Retained Business”).

Purchase Price:

The aggregate purchase price for the Consumer Business will be $1.0 billion (the “Purchase Price”).

The Purchase Price will be (i) payable in cash at the closing of the Transaction, (ii) determined on a cash-free (excluding usual and ordinary levels of store cash), debt-free basis, free from any non-ordinary course liabilities and assuming a normalized level of working capital and (iii) subject to a customary post-closing adjustment for cash, indebtedness, non-ordinary course liabilities and working capital.

Transaction Structure:	The parties will work in good faith to agree upon and implement a mutually acceptable transaction structure (including the acquisition of the capital stock of one or more of the Company’s subsidiaries that conduct the Consumer Business), taking into account tax impact on the parties, allocation of assets and liabilities, ease of execution and other relevant matters.

Regulatory Matters:	Each of the Company and Staples (on its own behalf and on behalf of any of its affiliates conducting any portion of the Staples’ consumer or B2B businesses in the U.S. and Canada, and collectively referred to herein as the “Staples Group”) will use reasonable best efforts to obtain all required regulatory approvals necessary to consummate the Transaction.

Financing:	Staples intends to provide the Company with customary equity and debt financing commitment letters sufficient to provide all required funding for the Transaction, and Staples’ obligation to complete the transaction will not be conditioned on the receipt of financing.

Definitive Purchase Agreement:	The definitive purchase agreement for the Transaction will be prepared by counsel to Staples and will include representations, warranties, covenants, conditions and indemnities that are usual and customary for transactions of this nature, it being understood that Staples will bear all risk related to COVID-19 matters with respect to the Consumer Business.

Commercial Arrangements:	At the closing of the Transaction, the parties and/or their respective affiliates will enter into the following mutually agreed upon commercial agreements: (i) a transition services agreement that will provide each of the Consumer Business and the Retained Business with stand-alone functionality on a post-closing basis (including for matters such as supply chain services, buying agency services, IT services, certain other general and administrative services, access to certain of the other party’s real estate, and other mutually agreed upon services) for agreed upon periods of time at the service provider’s net cost to provide such services, and (ii) a trademark license agreement to provide the Retained Business, at no royalty, with the right to use the Office Depot and OfficeMax trade names in an agreed upon field of use for an agreed upon term following the closing.

About USR Parent, Inc.

USR Parent, Inc. supports lifelong achievement for businesses and consumers however and wherever they work and learn today. With more than 1,000 retail locations, innovative brands and a product assortment for businesses, entrepreneurs, educators and students, USR Parent, Inc. provides customized solutions for continued professional and personal growth. The company is headquartered in Framingham, Massachusetts.

This communication does not constitute an offer to buy or solicitation of an offer to buy any securities. This communication relates to a proposal that Staples has made for a business combination transaction with The ODP Corporation. In furtherance of this proposal and subject to future developments, Staples may file one or more proxy statements, tender offer statements or other documents with the Securities and Exchange Commission.

This communication is not a substitute for any proxy statement, tender offer statement or other document Staples may file with the SEC in connection with the proposed transaction. This document shall not constitute the solicitation of an offer to buy any securities of ODP.

Contacts

Steven Lipin/Patricia Figueroa, Gladstone Place Partners

212-230-5930

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